

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2023

Dong Shim
Chief Financial Officer
Body and Mind Inc.
750 – 1095 West Pender Street
Vancouver, British Columbia, Canada V6E 2M6

  Re: Body and Mind Inc.
   Form 10-K for the fiscal year ended July 31, 2022
   Filed January 17, 2023
   File No. 0-55940

Dear Dong Shim:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences